Oncolytics Biotech® Announces Changes to Annual General Meeting

SAN DIEGO, CA and CALGARY, AB, April 30, 2020 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), (the “Company”) today announced that in light of the ongoing COVID-19 pandemic, it is taking precautionary measures for its upcoming 2020 Annual General Meeting (the “Meeting”) to be held at 4:30 p.m. (Toronto time) on May 7, 2020.

Given the restrictions on public gatherings and in the best interest of the health and safety of its shareholders, directors, employees, other stakeholders and the general public, the Company will now be conducting the Meeting virtually via live audio webcast, followed by the annual corporate update presentation and Q&A for institutional investors and analysts. Certain of our officers and or directors will be attending the Meeting in person at the head office of the Company in Calgary for purposes of establishing quorum and voting the valid proxies received.

The Company strongly encourages all shareholders, whether or not they plan on virtually attending the Meeting, to vote by completing and submitting their proxies or voting instruction forms, as applicable, well in advance of the Meeting. The deadline for voting or receiving proxies in relation to the Meeting is 4:30 p.m. (Toronto time) on Tuesday, May 5, 2020. The form of proxy or voting instruction form previously distributed will not be updated to reflect the change from an in-person meeting to a virtual meeting format and should continue to be used to vote shares. Information on how to vote your shares by proxy is available in the Company’s management information circular dated March 16, 2020 in respect of the Meeting. The information circular is available on the investor relations section of the Company’s website at https://ir.oncolyticsbiotech.com/reports and can also be accessed under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Who can Attend and Vote at the Meeting
Registered shareholders (who have not appointed a proxyholder) and duly appointed proxyholders (including non-registered shareholders who appoint themselves as proxyholders) will be able to virtually attend the Meeting, vote and ask questions, all in real-time, provided they are connected to the internet. Non-registered shareholders who have not properly appointed themselves as proxyholder will be able to attend the Meeting as guests, but will not be able to vote or ask questions at the Meeting. Non-registered shareholders who wish to vote and ask questions at the Meeting must appoint themselves as proxyholder and register with our transfer agent, AST Trust Company (Canada) (“AST”) as described under “How to Appoint and Register a Proxyholder”, below.

How to Appoint and Register a Proxyholder
Non-registered shareholders who wish to appoint themselves, and all shareholders (registered and non-registered) who wish to appoint a third party (other than the management nominees identified in the form or proxy or voting information form) as proxyholder to attend the Meeting must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. After submitting their form of proxy or voting instruction form to appoint themselves or a third party as proxyholder, shareholders MUST also complete the additional step of registering their proxyholder with AST and obtaining a control number for the Meeting by calling AST at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) not later than 4:30 p.m. (Toronto time) on May 5, 2020. Failure to register the proxyholder with AST will result in the proxyholder only being able to join the Meeting as a guest, with no ability to vote or ask questions.

Registered shareholders who wish to attend the Meeting themselves do no need to register a proxyholder and can use the control number provided on their proxy form.

How to Attend and Vote at the Virtual Meeting

Step 1 - Log in online to the webcast at https://web.lumiagm.com/110838199. We recommend that shareholders log in to the webcast as early as possible but not later than 15 minutes before the time of the virtual Meeting to confirm that the browser for whichever device they are using is compatible.

Step 2 - Follow these instructions:

Registered shareholders:
•Click “I have a Control Number”
•Enter the control number (the control number provided on the form of proxy)
•Enter the password “oncy2020” (case sensitive)

Duly appointed proxyholders:
•Click “I have a Control Number”
•Enter the control number (the control number provided by AST by email after the proxy voting deadline has passed and after following the steps under “How to Appoint and Register a Proxyholder”, above)
•Enter the password “oncy2020” (case sensitive)

Guests:
•Click “I am a Guest”
•Complete the online form

For shareholders with the ability to vote at the Meeting, they will be revoking all previously submitted proxies by logging into the virtual Meeting and accepting the terms and conditions; however, they will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If shareholders do not wish to revoke all previously submitted proxies, then they should not accept the terms and conditions and only enter the meeting as a guest.

Accessing the Annual Corporate Update Presentation
The Annual Corporate Update, beginning immediately following the Meeting at approximately 5:00 pm ET, may be accessed by dialing +1-888-231-8191 for callers in North America. Overseas callers should contact investor relations at Oncolytics for the toll-free dial information for their country. The live webcast of the call will be accessible on the Investor Relations page of Oncolytics' website at www.oncolyticsbiotech.com and will be archived for three months.
About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements included in this press release relate to the Company’s annual general meeting of shareholders which are subject to certain known and unknown risks and uncertainties. In particular, the Meeting may be further impacted by the COVID-19 coronavirus and government regulations and other restrictions related thereto. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com